SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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March 14, 2019

Confidential

Ms. Barbara C. Jacobs, Assistant Director

Mr. Stephen Krikorian, Accounting Branch Chief

Mr. Jeff Kauten, Staff Attorney

Ms. Becky Chow, Staff Accountant

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	So-Young International Inc. (CIK No. 0001758530)
Response to the Staff’s Comments on the Draft Registration
Statement on Form F-1 Confidentially Submitted on February 1, 2019

Dear Ms. Jacobs, Mr. Krikorian, Mr. Kauten and Ms. Chow:

On behalf of our client, So-Young International Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 28, 2019, on the Company’s draft registration statement on Form F-1 confidentially submitted on February 1, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

U.S. Securities and Exchange Commission

March 14, 2019

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also (i) included its audited consolidated financial statements as of and for the year ended December 31, 2018, (ii) included its unaudited condensed consolidated quarterly results of operations for the eight quarters from the quarter ended March 31, 2017, to the quarter ended December 31, 2018, and (iii) included other information and data to reflect recent developments.

Comments in Letter Dated February 28, 2019

Business Overview, page 1

1.

To balance the discussion of your audience reach, please disclose your average monthly UV for the fourth quarter of 2018. Please also disclose the dollar value of the transaction value you facilitated in the first nine months of 2018 and the measure by which you determined you ranked top in terms of both brand awareness and customer stickiness. Finally, please disclose the basis for your belief that you are a more effective customer acquisition channel for medical aesthetic service providers compared to other online channels.

The Company respectfully advises the Staff that the number of average monthly views of the Company’s media content refers to the number of views of the Company’s content distributed through third-party internet platforms, not including the internet platform of the Company. The Company has not observed any strong correlation between average monthly views and average monthly UV. Therefore, the Company does not consider adding average monthly UV for the fourth quarter of 2018 besides the number of average monthly views would be meaningful to investors. The Company has already disclosed its average monthly UV for each of 2016, 2017 and 2018 in the Revised Draft Registration Statement, which the Company considers to be sufficient for investors to understand the size of the Company’s website user base.

U.S. Securities and Exchange Commission

March 14, 2019

In response to the rest of the Staff’s comment, the Company has revised pages 1, 96, and 98 of the Revised Draft Registration Statement.

Prospectus Summary

Our Business, page 1

2.

Please disclose that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering. Disclose the percentage of the voting power to be held by affiliates following the offering.

In response to the Staff’s comment, the Company has revised the cover page of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 71

3.

We note your service providers sign agreements for your information service and your reservation service. Please describe the nature and key terms of these arrangements/agreements with your service providers, such as the duration of the arrangement, pricing, termination term and obligations.

In response to the Staff’s comment, the Company has revised page 68 of the Revised Draft Registration Statement.

Results of Operations, page 76

4.

It appears from your revenue recognition policy that you recognize revenue from Information and Reservation fees based on various drivers. To the extent these underlying operating drivers/factors are important in understanding your revenue trends, please tell us your consideration of providing an enhanced quantitative and qualitative discussion and analyses of how these drivers/factors impact your revenue, such as the average number of daily content displayed, the number of paid clicks, number of articles posted and number of paid reservations for each period presented. Refer to Item 5.A.1 of Form 20-F.

In response to the Staff’s comment, the Company has revised pages 73, 74 and 75 of the Revised Draft Registration Statement to include the discussion of the number of medical service providers subscribing to its information services and the value of transactions facilitated on its platform. The Company’s management considers these factors as key operating drivers for the Company’s revenues from information and reservation fees.

U.S. Securities and Exchange Commission

March 14, 2019

Industry

Medical Aesthetic Service Industry in China, page 90

5.	You disclose that penetration rates in lower-tier cities are expected to contribute more to the overall penetration rate in China. Please define your reference to lower-tier cities.

In response to the Staff’s comment, the Company has revised page 91 of the Revised Draft Registration Statement.

Business

Overview, page 95

6.	Please disclose your average monthly views for the period presented.

The Company respectfully advises the Staff that because its social media functions remained in the early stage of development until the third quarter of 2018, the Company has not kept detailed records of average monthly views prior to the third quarter of 2018. Furthermore, the management team of the Company does not consider average monthly views to be a key operating driver of its revenues. Therefore, the Company cannot disclose average monthly views for each period presented without undue hardship, and the Company does not believe such disclosure for periods prior to the third quarter of 2018 to be meaningful for investors.

Our Competitive Strengths, page 97

7.	Please disclose how you define a daily consultation message and disclose the average number of daily consultation messages for the year ended December 31, 2017.

In response to the Staff’s comment, the Company has revised pages 9 and 99 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

March 14, 2019

Platform of Choice for Medical Aesthetic Service Providers, page 99

8.	Please disclose your retention rate in 2017 of medical service providers.

In response to the Staff’s comment, the Company has revised page 100 of the Revised Draft Registration Statement.

Our Online Platform, page 101

9.	Please disclose the number of average monthly UVs to Soyoung.com for all periods presented.

In response to the Staff’s comment, the Company has revised page 103 of the Revised Draft Registration Statement.

Business

Medical Service Providers, page 105

10.

You disclose that you had over 5,600 medical service providers on your platform, consisting of approximately 4,000 medical aesthetic service providers, and over 1,600 other consumption healthcare service providers as of December 31, 2018. Please revise to disclose the total medical service providers and medical aesthetic service providers’ count for each period presented.

In response to the Staff’s comment, the Company has revised page 111 of the Revised Draft Registration Statement.

Principal Shareholders, page 146

11.

You state that your principal shareholders are those who beneficially own more than 5% of your ordinary shares. Item 7.A.1 of Form 20-F requires information for shareholders who are beneficial owners of 5% or more of each class of the voting securities. Please revise.

In response to the Staff’s comment, the Company has revised page 147 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

March 14, 2019

Description of American Depositary Shares

Limitations on Obligations and Liability, page 168

12.

You state that the deposit agreement contains provisions that irrevocably waive any right to a trial by jury in any lawsuit or proceedings against the depositary or the company related to the company’s shares, the ADSs or the deposit agreement. Please disclose whether such waiver includes claims made under the federal securities laws. If the provision applies to claims under the federal securities laws, provide a risk factor regarding the impact of this provision of the deposit agreement on the rights of ADS holders. In addition, address any questions as to enforceability. Finally, please revise the disclosure to state that, by agreeing to the provision, investors will not be deemed to have waived the company’s or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. When a depositary is selected, please ensure that the deposit agreement addresses these issues as well.

The Company respectfully advises the Staff that the Company has not selected a depositary bank or negotiated the terms of the deposit agreement in connection with the proposed public offering. The Company acknowledges the Staff’s comment and will address this comment in a future amendment to the Revised Draft Registration Statement after the relevant terms of the deposit agreement and the corresponding disclosure have been discussed and agreed upon between the Company and the depositary bank.

Income Taxes, page F-30

13.	Please disclose a description of tax years that remain subject to examination by major tax jurisdictions that is required under ASC 740-10-50-15e.

In response to the Staff’s comment, the Company has revised page F-36 of the Revised Draft Registration Statement to disclose the tax years that remain subject to examination by major tax jurisdictions as below:

“In general, all of the tax returns of the Company’s PRC entities in China remain subject to examination by the tax authorities for up to five years from the date of filing. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.”

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-67

14.	In the case of off-line arrangements, please disclose how you confirm the amount of fees earned for each period. Tell us the amount of revenue earned from these types of arrangements.

The Company respectfully advises the Staff that in the case of off-line arrangements, service providers are required to make cash advance payment of total consideration for each individual contract. Contract consideration is determined and fixed at the inception of the contracts. The contract consideration is recognized as revenue in the period when the information service is delivered. In response to the Staff’s comment, the Company has revised page F-24 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

March 14, 2019

The Company further advises the Staff that the information service revenue earned from off-line arrangements was RMB16.4 million, RMB77.9 million and RMB52.7 million (US$7.7 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

15.

You disclose that you offer free tokens to service providers to promote the information service. You also disclosed that you use moving average method to calculate the value of token in a particular service provider account in order to determine the sales consideration to be received when information services is provided.

Please tell us and disclose in more detail how you account for the incentive of free tokens when issued as well as when they are redeemed. That is, explain why using the moving average method is appropriate. Cite the accounting literature that supports your accounting. In addition, revise to provide all of the disclosures as outlined in ASC 606-10-50-20.

The Company respectfully advises the Staff that the service providers are required to purchase So Young tokens (the “Tokens”) in the online information service system, and the Tokens are the virtual currency for the service providers to purchase information service on the Company’s platform. The Company’s information service is priced in Tokens. For example, the price of the information service is 30 Tokens per day or 1 Token per click. The listed price of the Tokens is one RMB per Token but the Company has an established practice of providing additional free Tokens in connection with Token purchases. In general, these service providers would obtain a certain number of free Tokens when they purchase Tokens. The quantity of free Tokens given is predominately driven by the volume of purchased Tokens each time. For example, a service provider who purchases 10 Tokens might not receive any free Token while another service provider who purchases 100 Tokens might receive 20 free Tokens. The free Tokens have the same purchasing power as the purchased Tokens. Additionally, the Company further notes that most of the Tokens are used within three months after issuance, and service providers generally make additional purchases when they do not have sufficient Tokens in their accounts.

U.S. Securities and Exchange Commission

March 14, 2019

There is no specific accounting treatment related to the issuance of free Tokens as they together with the purchased Tokens represent advance payments from the customers. The free Tokens are included in the calculation of average price (advance payment) represented by each Token. Revenue is recognized when free Tokens are redeemed in the same way as purchased Tokens.

The Company considered whether the free Tokens are associated with a specific revenue transaction. The Company noted that (i) the Tokens are virtual currencies that represent an advance payment from the customers that can be used to purchase services provided by the Company in the future, (ii) the purchased Tokens and free Tokens have no difference in their purchasing power on the Company’s platform, (iii) the free Tokens are not tied directly to a revenue transaction because Tokens are fungible (i.e., the customer can use either the purchased Tokens or the free Tokens to buy information service from the Company). Accordingly, the Company determined that free Tokens should not be considered as redeemed based on a specific identification method.

ASC 606-10-32-2  requires consideration of the terms of contracts and the Company’s customary business practices to determine the transaction price. As previously discussed, it is the Company’s customary business practice to offer free Tokens based on the volume of Tokens purchased at each time. The free Tokens represent an incentive to a customer. That is, the incentive, in the form of free Tokens, relates to all the revenue that the customer will generate by using the Tokens to purchase services from the Company. As the Tokens have the same purchasing power in the system and are interchangeable, the Company concludes that using the average pricing approach is appropriate and is in compliance with ASC 606-10-32-2.

In response to the Staff’s comment, the Company has revised page F-24 of the Revised Draft Registration Statement to below:

“In the case of signing up on-line arrangements, the service providers are required to purchase So Young tokens (the “Token”) in the service provider account as the information service is priced in Tokens on the on-line platform. Tokens are the virtual currency of the Company’s platform. The Token will be locked in the individual service provider account when a service provider places an order on-line and will be deducted from the service provider account when service is performed. On a recurring basis, the Company offers free Tokens to service providers as a certain percentage of purchased Tokens. The free Tokens have the same purchasing power in the on-line platform as the purchased Tokens, which represent an advance payment from customers. Tokens are interchangeable and not tied directly to any specific revenue transaction because the Tokens are fungible. As such, the Company values the Tokens based on an average pricing method to determine the transaction price for the specific information services provided to the service provider. The Tokens are not transferable or refundable and are generally consumed in three months after purchased or given for free. The value of expired Tokens has been immaterial.”

U.S. Securities and Exchange Commission

March 14, 2019

16.

Revise your disclosures to describe the nature of the barter transactions, if material, in greater detail. In addition, please confirm that the underlying contract has commercial substance. We refer you to ASC 606-10-25-1(d).

In response to the Staff’s comment, the Company has revised page F-25 of the Revised Draft Registration Statement to below:

“The Company entered into agreements with service providers whereby the Company provided information service as the consideration for sharing the advertising space purchased by the service providers from other third party providers. In general, the service provider would share a certain percentage of the purchased advertising space with the Company. In exchange, the Company would provide the Tokens with the same value of the shared advertising space to the service provider based on the service provider’s purchase price with the third party and the shared percentage of the advertising space. Revenue from the barter transactions is recognized when information service is provided as discussed above and the expense related to the shared advertising space is recognized over the duration of display. The Company recognized revenue from barter transactions involving exchanging information services for advertising services and others amounted to nil, RMB856 and RMB15,066 for the years ended December 31, 2016, 2017 and 2018, respectively. The expense recognized from barter transaction for the years ended December 31, 2016, 2017 and 2018 were nil, RMB1,886 and RMB19,672, respectively.”

In addition, the Company believes these barter arrangements have commercial substance based on ASC 606-10-25-1(d). The service providers purchase large volumes of advertising space from third parties, which allows them to have better communications with the third parties. By sharing advertising space with service providers, the Company could save communication cost and have better cash flows than purchasing the advertising space by itself. That is to say, the contract has commercial substance because the amount of the entity’s future cash flows is expected to change as a result of the contract.

U.S. Securities and Exchange Commission

March 14, 2019

17.

You disclose that you earn reservation service fees in the form of a fixed fee per transaction or an agreed percentage of the value of service actually provided by the service providers. Please describe what evidence you utilized in estimating the fee amounts recognized for these services and indicate the timeliness of this evidence. Explain how you confirm the amount of reservation service fees earned for each period. In addition, tell us and disclose how you have considered ASC 606-10-32-28 and 40.

The Company respectfully advises the Staff that in general, the reservation service fees are determined by the following rules according to the contractual agreement:

Total value of aesthetic service	Reservation fee	Example
x≤RMB100	A fixed fee of RMB30	If the end consumer books a service with a value of RMB80, the reservation service fee is RMB30.

RMB100<x≤RMB500	A fixed fee of RMB50	If the end consumer books a service with a value of RMB400, the reservation service fee is RMB50.

RMB500<x≤RMB50,000	10% of the total value of aesthetic service	If the end consumer books a service with a value of RMB2,000, the reservation service fee is RMB200.

RMB50,000<x	A fixed fee of RMB5,000	If the end consumer books a service with a value of RMB60,000, the reservation service is RMB5,000.

The consideration for each reservation service is determined on a per-service basis and determined by the actual value of aesthetic service as described in the above table. The actual value of aesthetic service for the transactions through the Company’s platform is evidenced by the information collected by the Company’s operation systems in real time. In the case of transactions completed on site, the service providers input and confirm the details of all transactions completed on site including the actual value of aesthetic services provided to the platform users in the Company’s system in the current month.

In addition, the Company has further considered ASC 606-10-32-28 and 40. The Company concluded that the reservation service agreement is in substance a day-to-day contract with a performance obligation of facilitating each successful sale of aesthetic service provided by service providers on the platform as the service providers can terminate the agreement with advanced notice. That is, each facilitation is a distinct performance obligation. The reservation service fees are not considered variable consideration, because the amount is fixed and is not contingent on the occurrence or nonoccurrence of a future event. Following ASC 606-10-32-40, the Company recognizes revenue for each completed transaction based on the actual value of aesthetic service related specifically to the facilitation for that transaction.

U.S. Securities and Exchange Commission

March 14, 2019

In response to the Staff’s comment, the Company has revised page F-26 of the Revised Draft Registration Statement to the following:

“In order to list available services and related prices on the Company’s online marketplace, service providers are required to sign an agreement with the Company and pay a non-refundable upfront fee to the Company. However, the agreement does not have a binding effect as the service provider can cancel the agreement without any penalty. Although the upfront fee is not a material amount, it provides the service provider a renewal right to make optional purchase of the Company’s reservation service. The agreement is in substance a day-to-day contract with a performance obligation of facilitating each successful sale of service provided by service providers to the platform users. That is, each facilitation is a distinct performance obligation.

Commissions for the reservation service are in the form of a fixed fee per transaction or an agreed percentage of the value of service actually provided by the service providers. The consideration for each sales facilitation service is determined when the contract is placed. Following ASC 606-10-32-40, the Company recognizes revenue for each completed transaction based on the value of service actually provided by the service providers as the reservation service fee relates specifically to the facilitation for that transaction.”

Notes to Consolidated Financial Statements

Ordinary Shares, page F-79

18.

You disclose your re-designation of various investors’ ordinary shares to various Series D and E Preferred shares during the nine month period ended September 30, 2018. You disclose that the accounting for the re-designations, in substance, is the same as a repurchase and cancellation of ordinary shares and simultaneously an issuance of the preferred shares. Since the issued preferred shares’ fair value appears to be higher than those of the ordinary shares repurchased, please explain to us the business purpose and economics behind these re-designations.

The Company respectfully submits that the business purpose and economics behind these re-designations as below.

U.S. Securities and Exchange Commission

March 14, 2019

Prior to completing the Series D and Series E rounds of investments, prospective investors in such rounds expressed strong preference that they reach certain levels of shareholding in the Company post-money as a pre-condition of making their investments. Such levels of shareholding required the Company to issue amounts of new shares that were more dilutive to existing shareholders than the Company was willing to accept. At the same time, two ordinary shareholders (the “Ordinary Shareholders”) had a need for liquidity. In order to complete the Series D and Series E rounds of investments, which the board of directors deemed to be in the best interest of the Company, the Company facilitated the ordinary share re-designations. The Company did not receive any proceeds from these re-designations. Such re-designations were approved by the board of directors of the Company and were completed in conformity with the constitutional documents of the Company. The fair value difference between ordinary shares and the preferred shares, the premium, is accounted for as (i) deemed distribution of RMB65.8 million to the non-employee individual investor and (ii) share-based compensation of RMB11.6 million for the employee.

General

19.

Please provide the date of the Frost & Sullivan Report. Please also provide us with a copy of the report for our review. Clearly mark the specific language in the report that supports the statements in your prospectus.

In response to the Staff’s comment, the Company has revised page 1 of the Revised Draft Registration Statement. The Company has provided the Staff supplementally, under separate cover, a copy of the relevant pages of the report, with specific language in the report that supports the statements in the prospectus marked for the Staff’s reference.

20.	Please disclose the source of the following assertions in your prospectus.

•	You are a market leader, technology innovator, most trusted platform and the platform of choice for medical aesthetic service providers (page 5);

•	You are the leading online platform for medical aesthetic services (page 18); and

•	So-Young is No. 1 and most popular online destination for discovering, evaluating and reserving aesthetic services in China (page 71).

In response to the Staff’s comment, the Company has revised pages 5, 17 and 68 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

March 14, 2019

21.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of such written communication on a confidential, supplemental basis.

22.

Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has provided the Staff supplementally, under separate cover, copies of the graphical materials and artwork that the Company intends to use in its prospectus.

23.

Please disclose in the prospectus cover, summary box and elsewhere in the draft registration statement that you will be a controlled company upon the completion of the offering and the holders(s) of your high vote shares.

The Company takes notes of the Staff’s oral comment to highlight its controlled company status and the holder(s) of the high vote class B ordinary shares upon the completion of the offering in various places of the prospectus. The Company respectively advises the Staff that it has yet to obtain the requisite board and shareholder approvals for adopting a post-offering dual-class share structure and does not know whether it will be a controlled company after the offering. The Company will add the disclosure requested by the Staff once the contemplated dual-class share structure is approved and if the company will be a controlled company in the future.

*        *         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Charline Ni, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10 6533 2820 or via e-mail at charline.j.ni@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Xing Jin, Chief Executive Officer, So-Young International Inc.
Min Yu, Chief Financial Officer, So-Young International Inc.
Charline Ni, Partner, PricewaterhouseCoopers Zhong Tian LLP
Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP